SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  February 2005

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954, and Form S-8 Registration Statements File Nos. 333-12844 and 333-111437.



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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Announces the Net Centric Digital Recorder and ACMI Pod dated February 11, 2005.



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                                                                          ITEM 1


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Press Release                             Source: Rada Electronic Industries Ltd

RADA Announces the Net Centric Digital Recorder and ACMI Pod

Friday February 11, 10:00 am ET

Revealed at the Aero India Exhibition and Designed for Indian Air Force Needs BANGALORE, India, February 11 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADI - News) currently presenting at the Aero India 2005, 5th International Aerospace and Defense Exhibition, has introduced two new products in the training and debriefing segments; the Net Centric Digital Recorder (NCDR) and the Air Combat Maneuvering Instrumentation (ACMI) pod.

The NCDR is a centralized airborne digital data recorder capable of collecting and storing multiple video and audio streams as well as numerous data signals. Its initial market is based on the replacement of Airborne Video Tape Recorders currently installed on most fighter aircrafts around the world. The NCDR, provides an excellent vehicle for performing additional data management functions, such as Data Transfer, ACMI data recording and others.

The ACMI pod is designed to meet the Indian Air Force's desire for an externally mounted ACMI system that can be easily integrated into any aircraft, and support advanced debriefing. The RADA pod is using elements integrated with Rafael's advanced data link system, that enables real time debriefing as well as the capability to become a tactical data link system.

The recent purchase by RADA of Vectop Limited's assets, including Vectop's significant penetration into the Indian market in the form of over 200 aircraft including the Sukhoi - 30 and Jaguar equipped with HUD cameras and Video recorders, generates additional opportunities for RADA's new products at one of the biggest traditional customers of the Israeli defense industries.

Zvika Alon, RADA's V.P. of Business Development commented "RADA is now in a position to offer the most advanced training and debriefing capabilities. The system, which can be both internal and external to the aircraft, combined with the "Reality by RADA" Squadron Information Management Network (SIM-Net) playback system, provides superb training to any air force, and in particular the Indian Air Force which is searching to extend and improve its debriefing capabilities."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.




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Note: Certain statements in this press release are "forward-looking statements"
within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Contact
    Company Contact:
    Elan Segal (Chief Financial Officer)
    Tel: +972-9-892-1129
    elan_sigal@rada.com

    Investor Relations Contact:
    Ehud Helft / Kenny Green
    Tel: +1-866-704-6710
    ehud@gk-biz.com /
    kenny@gk-biz.com





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                     (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: February 14, 2005